LETTER TO SHAREHOLDERS

IT'S UP TO SHAREHOLDERS TO PROTECT THE POSITIVE MOMENTUM IN YOUR COMPANY.

MOMENTUM IS BUILDING BEHIND HUDBAY'S SLATE OF DIRECTOR NOMINEES.
VOTE YOUR **GREEN** PROXY TODAY!



CLOSING PRICE (C$/SHARE)
$10.00
$8.00
$6.00
$4.00
3-Oct-18
7-Nov-18
12-Dec-18
16-Jan-19
20-Feb-19
2-Apr-19
-21.4%
04-Oct to 31-Oct-18: Waterton Acquisition Moratorium Demand
31-Oct-18: Strong Q3 Results and Mason Acquisition
19-Dec-18: Mason Acquisition Closes
19-Feb-19: Q4 Results and New Lalor Gold Mine Plan
26-Feb-19: Discovery of New Deposit Near Lalor
8-Mar-19: Receipt of Rosemont 404 permit from Army Corps of Engineers
13-Mar-19: Acquisition of UCM's minority stake in Rosemont
21-Mar-19: Receipt of Rosemont Mine Plan of Operations
28-Mar-19: Announces Early Works Program for Rosemont
+51.2%
2-April-19: Strong Share Price Performance Since October 3rd

Source: FactSet price data for HBM-CA, closing price in C$ daily from October 3, 2018 to April 2, 2019

For any questions or requests for voting assistance, please contact Hudbay's proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (for shareholders in North America) or 416-304-0211 (collect call for shareholders outside North America) or by email at assistance@laurelhill.com.

HUDBAY

April 25, 2019

FELLOW HUDBAY SHAREHOLDERS,

Positive momentum continues to build behind our slate of director nominees. Our largest shareholder and independent analysts continue to voice their support for Hudbay's slate, in addition to the significant support we've received privately. We appreciate the strong backing we are receiving and remind shareholders to vote using only the **GREEN** proxy as soon as possible. The proxy voting deadline is 10:00 a.m. (Toronto time) on Friday, May 3, 2019.

Since we issued our information circular, there have been a number of important developments that shareholders should be aware of:

- Hudbay's largest shareholder, holding 13.4% of the company's issued and outstanding shares as of April 17, 2019, has confirmed to Hudbay that it intends to vote FOR Hudbay's director nominees;
- Independent analysts continue to support Hudbay's slate of director nominees, while warning of the disruption that Waterton Global Resource Management, Inc. ("**Waterton**") director nominees could bring to the Board and management team;
- Waterton initiated a frivolous lawsuit against Hudbay, further increasing the cost and disruption of its unnecessary proxy contest; and
- With just over a week to go before the May 3, 2019 proxy voting deadline, one of Waterton's director nominees withdrew and is no longer standing for election.

This letter discusses each of these important developments and provides Hudbay's perspective on some of the recent events described in Waterton's information circular, as well as the latest changes in Waterton's demands.

There is positive momentum at Hudbay and a postitive future for your investment.

HUDBAY TSR RELATIVE TO PEER MEDIAN

- ✔ Hudbay has outperformed its peer group
- ✔ Hudbay catalysts are driving positive momentum
- ✔ Hudbay is outperforming the relevant peer median on TSR



28%
68%
37%
27%
39%
1 Year
3 Year
5 Year
Alan Hair CEO Tenure
Alan Hibben Chair Tenure

Source: Bloomberg as at April 2, 2019. Annual Total Shareholder Return ("TSR") calculated on a C$ basis and includes dividends as calculated by Bloomberg.
Peer set as per the 2018 Hudbay Management Information Circular and includes: FirstQuantum, Imperial, Antofagasta, Lundin,Capstone, Oz Minerals, Turquoise Hill, Nevsun.

Hudbay's Board remains committed to responsible board renewal. The election of Hudbay's slate of director nominees would refresh 20% of the Board in 2019, with six of ten directors having joined the Board in the last five years. In light of Mr. Anglin's withdrawal, following the annual and special meeting of shareholders, Hudbay intends to continue its effort to refresh the Board and will immediately initiate a process to identify an independent and qualified individual who could join the Board as an eleventh director.

We do not support the remaining three Waterton director nominees. Further change to the Board could ***result in significant disruption to Hudbay's positive momentum and risk the future value of your investment in the company.***

Hudbay's Board recommends that shareholders vote FOR the director nominees on its **GREEN** proxy (excluding Mr. Anglin who is no longer standing for election). The ten director nominees on the **GREEN** proxy include Hudbay nominee, Richard Howes, and Waterton nominee David Smith, both of whom would be new to Hudbay's Board.

HUDBAY'S LARGEST SHAREHOLDER (AND MANY OTHERS) SUPPORT HUDBAY'S NOMINEES

Hudbay's largest shareholder exercises investment control or direction over approximately 35,112,398 shares, or 13.4% of Hudbay's issued and outstanding shares as of April 17, 2019. As previously announced by Hudbay on April 17, the shareholder confirmed that it intends to vote FOR Hudbay's director nominees on the **GREEN** form of proxy.

Many other shareholders have privately expressed the same voting intention to Hudbay and its advisors. While momentum is with Hudbay, the proxy contest is far from over and the threat of disruption to the company should any of Waterton's additional nominees be elected to the Board is very real. Every vote counts and we are counting on the support of our shareholders.

INDEPENDENT ANALYSTS SUPPORT HUDBAY

Following the issuance of Hudbay's proxy materials, a number of independent analysts expressed their views that Hudbay is on the right path and that Waterton represents a threat to Hudbay and its value creation efforts on behalf of all shareholders:

"We believe Hudbay's Information Circular and proxy materials make a strong case for management to continue its mandate… We believe that Hudbay will prevail against Waterton. The achievement of key milestones has put the Company on a solid path for future growth. ***We believe the current Hudbay team is best positioned to execute on the Company's strategy, and that a replacement of management and board members would be disruptive to the optimal execution of the Company's plans."*** *[Emphasis added]*

HAYWOOD CAPITAL MARKETS, APRIL 8, 2019

Another independent analyst also provided his perspective on Hudbay's constructive approach and upside, while expressing concerns regarding Waterton's lack of a differentiated plan:

"The [Hudbay] proxy and the accompanying 51-page presentation present a detailed, and in our view, comprehensive, counter-argument to Waterton's white paper *that was published in mid-February. We had previously noted that* ***we found Waterton's white paper less than compelling, given its lack of a differentiated strategy for Hudbay…However, in our view, Hudbay has addressed a number of the most significant issues that were originally raised by Waterton…*** *We believe that Hudbay continues to have a strong runway of upcoming catalysts…" [Emphasis added]*

TD SECURITIES, APRIL 8, 2019

WATERTON PROXY CONTEST AND LITIGATION CREATING SIGNIFICANT COSTS FOR HUDBAY SHAREHOLDERS

On the same day that Waterton issued its proxy materials, it commenced a legal proceeding against your company. Hudbay believes the litigation is frivolous and will vigorously defend itself.

Unfortunately, there will be significant costs associated with this frivolous litigation. Hudbay will seek to recover these costs from Waterton but there is no guarantee that it will be successful in doing so.

There are also significant costs, which would presumably include the millions of dollars Waterton says it has spent, that Waterton has indicated it may seek to recover from Hudbay if it is successful in having its nominees elected:

"All costs incurred for any solicitation will be borne by Waterton, provided that, subject to applicable law, Waterton may seek reimbursement from Hudbay of Waterton's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board."

WATERTON PRESS RELEASE, FEBRUARY 19, 2019

OUR GOOD FAITH SETTLEMENT EFFORTS

From the time Waterton first emerged as a shareholder, until shortly before we mailed our proxy materials, the Board has remained open to their feedback and proactively met and communicated with them multiple times. We did our best to reach a compromise but Waterton unilaterally ended negotiations. This was partly due to Waterton's ever changing demands, which made it hard to know what they really wanted. More importantly, while we certainly would have liked to avoid a proxy contest, we were not prepared to agree to the terms Waterton was demanding — terms we strongly believe would have been detrimental to the interests of our shareholders (other than Waterton).

We have been trying to reach a settlement with Waterton since they began to agitate for change in October 2018. In mid-March, we proposed adding one of Waterton's nominees to the Board along with a new independent director (Richard Howes). After Waterton rejected that proposal without even making a counter-proposal, we requested a meeting to determine if there would be any possible basis for a settlement. When that meeting finally happened on April 4th, nearly two weeks after we requested it, Waterton gave us a term sheet for a settlement that contemplated adding four of Waterton's nominees to the Board, including Peter Kukielski as Executive Chair.

Our Board considered that proposal and determined that it was not in the best interests of the company or its shareholders (other than Waterton). The Board reached this conclusion on the basis that such a significant change to the Board was not justified in light of Hudbay's long-term value creation and positive momentum, would be disruptive to executing on our strategic plan, and would be inconsistent with the company's ongoing, measured and carefully considered Board renewal process. In addition, Waterton's proposed appointment of Mr. Kukielski as a "CEO-in-Waiting" through the creation of an Executive Chair position would undermine Alan Hair's position and authority as Chief Executive Officer and make it difficult if not impossible for him to continue to lead our company.

We responded to Waterton's term sheet the next day, telling them that we were not able to accept their term sheet and instead proposed to add two of Waterton's nominees to the Board, coupled with expanding the size of the Board to eleven (in order to facilitate the addition of new nominees). We also offered to send a revised term sheet setting out Hudbay's proposed settlement terms in more detail.

Waterton rejected this proposal immediately, telling us they did not want us to send them a term sheet. Later that day we finalized and filed our information circular and other proxy materials. Waterton suggests this means that our response to their term sheet was somehow not bona fide. However, all it really means is that we were properly prepared with a contingency plan, the way we approach any aspect of managing our business. Had Waterton indicated a willingness to negotiate on a basis that could have led to an acceptable settlement, we certainly would have done so. Unfortunately, our experience dealing with Waterton since October 2018 suggested that they likely would not respond constructively. Once they confirmed our expectation with an immediate and outright rejection of our counter-proposal, there was no reason to delay the distribution of our proxy materials.

WITHDRAWAL OF MICHAEL ANGLIN AS A WATERTON DIRECTOR NOMINEE

Waterton announced on the morning of April 24, 2019 – just over a week prior to the proxy voting deadline – that Michael Anglin had withdrawn from its slate. Waterton first announced Mr. Anglin as one of its director nominees on January 16. After careful consideration of his qualifications, Hudbay recommended that shareholders vote for Mr. Anglin on April 5. On April 15, Waterton also recommended that shareholders vote for Mr. Anglin. We were surprised by Waterton's sudden withdrawal of one of its director nominees, as board nominations generally involve a rigorous process aimed at ensuring, among other things, that nominees will be available to serve if elected. This development does not reflect well on Waterton and its ability to plan for the long-term success of Hudbay.

As stated in Hudbay's proxy circular, at the time we mailed our proxy materials we did not contemplate that any of the director nominees would be unable to serve as a director but if that were to occur, the existing proxy could be used for the election of the remaining nominees. The **GREEN** proxy and voting instruction form previously mailed to shareholders in connection with the annual and special meeting of shareholders may continue to be used by shareholders and will continue to be valid, with any votes for Mr. Anglin not being counted given he has withdrawn as a director nominee.

HUDBAY'S DEMONSTRATED COMMITMENT TO BOARD RENEWAL

The Board has moved deliberately and thoughtfully, considering the input of our largest shareholders (including Waterton) to propose a slate of directors that the Board unanimously supports and that appropriately balances a number of considerations, while avoiding abrupt change and disruption to a Board and management team that is effectively creating value for shareholders.

Consistent with Hudbay's robust, thoughtful and ongoing Board renewal process, the ten director nominees on Hudbay's **GREEN** proxy include a new Hudbay nominee, Richard Howes, and Waterton nominee David Smith. The election of Hudbay's slate of director nominees would refresh 20% of the Board in 2019, with six of ten directors having joined the Board in the last five years. In light of Mr. Anglin's withdrawal, following the annual and special meeting of shareholders, Hudbay intends to immediately initiate a process to identify an independent and qualified individual who could join the board as an eleventh director.

THE VERY REAL RISK OF DISRUPTION

Despite our good faith efforts to reach a settlement with Waterton and our continued Board renewal process (which has accelerated with our inclusion of a Waterton nominee on our slate of candidates), Waterton continues to seek more significant changes to our Board. We believe that these changes are unwarranted and create significant risks of disruption to the company.

We are pleased (but not particularly surprised) to see that Waterton has now conceded that there is no basis or shareholder support for its original demand to replace 80% of Hudbay's Board and our CEO and its Chair, and has ceased its

attempt to replace 45% of the Board. Unfortunately, Waterton is not satisfied with having one of its nominees added to the Board, in addition to a new independent nominee and the Board's intention to identify an additional independent and qualified individual who could join the board as an eleventh director. Instead, Waterton continues to seek the disruptive and unnecessary replacement of three additional directors with Waterton nominees (Peter Kukielski, Richard Nesbitt and Daniel Muñiz Quintanilla).

Although Waterton now states that it is no longer seeking to install Peter Kukielski as Hudbay's new CEO at the expense of Alan Hair, it also states that:

"...Alan Hair may be able to effectively discharge his duties as CEO. We now believe it would be reasonable to permit Mr. Hair to continue in his capacity as CEO and provide him with a full and fair opportunity to demonstrate his abilities..."

Effectively, Waterton is saying that, notwithstanding Alan Hair's significant experience and the increase in shareholder value he has driven, he still has to prove he's up to the job. This does not suggest stability. Waterton proposes that Mr. Kukielski – who until April 15, 2019 was being strongly promoted by Waterton as Mr. Hair's replacement – could objectively oversee the incumbent CEO whose job he had previously targeted. This would place both Mr. Kukielski and Mr. Hair (and by extension the entire senior management team) in an awkward and potentially untenable position and creates significant risk of disruption in the boardroom and among Hudbay's leadership team.

There is great concern with the following three dissident nominees should they be added to the Board:

- **Peter Kukielski** - Mr. Kukielski has limited public board and CEO experience and is not like any other nominee to the Hudbay Board. His presence on the Board as Waterton's "CEO-in-waiting" could be significantly disruptive and counter-productive.
- **Richard Nesbitt** - Mr. Nesbitt has no experience as an independent public board member, nor does he have any mining experience. Waterton has criticized experienced CEO Alan Hair for "learning on the job" at Hudbay, but if Mr. Nesbitt is added to the Board, he would be "learning on the job" as a first time independent public and mining company director.
- **Daniel Muñiz Quintanilla.** Mr. Muñiz Quintanilla's "Peruvian/ South American expertise" comes from a company with a history of fatalities and work stoppages. We believe that the election of Mr. Muñiz Quintanilla would create a risk of irrevocably damaging community relations in Peru and South America.

WATERTON SLATE: UNQUALIFIED AND HAVE LIMITED INDEPENDENT PUBLIC BOARD EXPERIENCE



Peter Kukielski
LIMITED INDEPENDENT PUBLIC BOARD EXPERIENCE
2.1 Years
Richard Nesbitt
NO INDEPENDENT PUBLIC BOARD EXPERIENCE
Daniel Muñiz Quintanilla
NO INDEPENDENT PUBLIC BOARD EXPERIENCE
Mike Anglin
3.6 Years
EmberClear
SSR
WITHDRAWN
David Smith
3.5 Years
1.7 Years
2.0 Years
1.9 Years
PRETIVM

Collectively, Waterton director nominees Kukielski, Nesbitt and Muñiz Quintanilla have governance, environmental and social track records that would – at best, impair the reputation of the Board and the company, or – more likely, **result in significant disruption to the company's positive momentum and risk the future value of your investment at Hudbay.**

HUDBAY VALUE CREATION OPPORTUNITIES AT RISK WITH WATERTON

	UPCOMING VALUE CREATION CATALYSTS	Hudbay	Waterton Slate
Lalor Gold & Mine Life Extension	Conversion of inferred resources to reserves; Increased gold recoveries at New Britannia Mill; Convert WIM and Pen II resources into reserves; Snow Lake Regional Potential	✓ Exploration & Development Success ✓ Commitment to Manitoba	No Track Record No Manitoba Experience
Constancia Optimization and Regional Potential	Access to Pampacancha high-grade ore; Exploration and resource definition; Production from Satellite Deposits; Throughput expansion and increased recoveries	✓ Strong ESG Track Record ✓ Top Tier Operator	Toxic ESG Record No Track Record
Significant Exploration Upside	Ann Mason exploration targets; New discovery between Chisel North and Lalor; 880,000 hectares of exploration properties in Chile, Peru and Canada	✓ Executed Accretive Deals ✓ Demonstrated Exploration Success	Track Record of Value Destruction No Expertise in Exploration
Rosemont Development	Financing / JV and Board Sanction (End of 2019); Construction (2020-2022); Production (Late 2022); Ramp Up (2022+)	✓ Track Record from Constancia ✓ Proven Agile Operator	Poor Reputation as Manager of Assets Limited Relevant Experience

Vote the GREEN Proxy Today FOR Continued Positive Momentum and a Reasonable and Balanced Slate of Nominees

Your company has positive momentum, and an engaged and refreshed Board that is open to further renewal without the disruption proposed by Waterton. For more information please review our proxy circular and investor presentation, both available at www.hudbayminerals.com.

Time is short and the stakes are high. In order to ensure that your vote is counted at the Annual and Special Meeting of Shareholders, please **vote only the GREEN proxy FOR the nominees recommended by Hudbay, and ensure that your proxy is received prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on Friday, May 3, 2019.** Vote FOR positive momentum and sustainable value creation and protect the value of your investment in Hudbay. **The GREEN proxy and voting instruction form previously mailed to shareholders in connection with the annual and special meeting of shareholders may continue to be used by shareholders and will continue to be valid, with any votes for Mr. Anglin not being counted given he has withdrawn as a director nominee.**

Thank you for your investment in Hudbay and the continued trust you put in your Board of Directors,

ALAN R. HIBBEN, CHAIR
ON BEHALF OF HUDBAY'S BOARD OF DIRECTORS

For any questions or requests for voting assistance, please contact Hudbay's proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (for shareholders in North America) or 416-304-0211 (collect call for shareholders outside North America) or by email at assistance@laurelhill.com.

Ensure that your **GREEN** proxy is received prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on Friday, May 3, 2019

To ensure votes are received in a timely manner, shareholders are encouraged to vote online.

Vote using the following methods prior to the deadline.	INTERNET	TELEPHONE/FAX	MAIL
Registered Shareholders Shares held in own name and represented by a physical certificate or in a direct registration system	www.voteproxyonline.com	F: 416-595-9593	TSX Trust Company 301 – 100 Adelaide Street W Toronto, ON, M5H 4H1
Beneficial Shareholders Shares held with a broker, bank or other intermediary.bank or other intermediary.	www.proxyvote.com	Call the toll-free number or fax the completed GREEN voting instruction form to the numbers listed therein	Complete and return the GREEN voting instruction form and return it in the enclosed postage paid envelope

LH LAUREL HILL ADVISORY GROUP

1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com.